Exhibit 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MR ANDREW KENNETH HASTE		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 3		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	PERSON NAMED IN BOX 3		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5P EACH

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	10,493		0.00035%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.3245		30 NOVEMBER 2006/LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	691,274/0.02333%		30 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		SARAH BRAIN 020 7111 7042

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 30 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MR SIMON PHILIP GUY LEE		FIONA LEE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 4		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	PERSON NAMED IN BOX 4		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5P EACH

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	325		0.0000110%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.3245		30 NOVEMBER 2006/LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	24,982/0.00084%		30 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		SARAH BRAIN 020 7111 7042

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 30 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MR MARK GEORGE CULMER		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 3		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	PERSON NAMED IN BOX 3		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5P EACH

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	2,093		0.00007%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.3245		30 NOVEMBER 2006/LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	105,138/0.00355%		30 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		SARAH BRAIN 020 7111 7042

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 30 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MR JOHN ALLAN NAPIER		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 3		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	PERSON NAMED IN BOX 3		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5P EACH

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	3,924		0.00013%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.3245		30 NOVEMBER 2006/LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	300,945/0.0101016%		30 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		SARAH BRAIN 020 7111 7042

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 30 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MR MARK CHAMBERS		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 3		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	PERSON NAMED IN BOX 3		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5P EACH

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	360		0.00001%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.3245		30 NOVEMBER 2006/LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	3,211/0.00011%		30 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		SARAH BRAIN 020 7111 7042

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 30 NOVEMBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	MR PAUL WHITTAKER		MARY MCNAMARA JACK WILLIAM WHITTAKER HARRY GEORGE WHITTAKER

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	HOLDING IN RESPECT OF THE PERSONS NAMED IN BOX 4		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	PERSONS NAMED IN BOX 4		SCRIP DIVIDEND PURCHASE OF ORDINARY SHARES OF 27.5P EACH

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	MARY MCNAMARA – 30 JACK WILLIAM WHITTAKER – 15 HARRY GEORGE WHITTAKER – 15		0.0000020%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.3245		30 NOVEMBER 2006/LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	4,628/0.00016%		30 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		SARAH BRAIN 020 7111 7042

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 30 NOVEMBER 2006